UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   JAMES H. BOND
   220 LYNWOOD BLVD.
   NASHVILLE, TN  37205
2. Issuer Name and Ticker or Trading Symbol
   CENTRAL PARKING CORPORATION (PK)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   March 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   PRESIDENT
   CHIEF OPERATING OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     750            I  by Spouse
Common Stock                                                                                     750            I  by Trust
Common Stock                                  03/31/97    J    V   936           A   -  (1)      194,436        D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $12.0000                                                                   04/10/96     10/06/05
(right to buy)(2)
Non-Qualified Stock Option     $31.8750                                                                   (3)          10/01/06
(right to buy)(2)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   12,000                    12,000        D
(right to buy)(2)
Non-Qualified Stock Option               Common Stock                   6,000                     6,000         D
(right to buy)(2)

Explanation of Responses:

(1)
Shares acquired under the Central Parking Corporation 1996 Employee Stock Purchase Plan. Share amount does not include fractional shares.
(2)
Option to purchase common stock granted pursuant to the Company's 1995 Incentive and Nonqualified Stock Option
Plan for Key Personnel.
(3)
This option becomes exercisable in 25% increments on October 1, 1997, October 1, 1998, October 1, 1999 and
October 1, 2000.  Vesting may be accelerated in the event the Company attains certain performance objectives pursuant to the grant agreement.

SIGNATURE OF REPORTING PERSON




/S/ JAMES H. BOND
DATE 04/10/97